  OTCBB: MRDDF                TSX-V: MAD            FSE: MRG

Suite 1500 – 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD AND RED EAGLE MINING

SIGN LETTER OF INTENT ON PAVO REAL PROJECT, COLOMBIA

Vancouver, BC, Canada – January 5, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has signed a conditional Letter of Intent with Red Eagle Mining Corporation (“Red Eagle”), whereby Red Eagle may earn a joint venture interest in the Pavo Real Concession in Colombia.

Red Eagle can earn a 70% interest in the Pavo Real Concession by funding US$4,000,000 in qualifying expenditures over a four year period, of which US$500,000 is an obligation, followed by either completing a positive feasibility study within the following eight years or by annually funding $1,000,000 in exploration and development during the next 10 years. An optional 10% interest, for a total of 80%, can then be earned if Red Eagle elects to fund all costs associated with placing the project into production.

The Pavo Real project application is held by ExpoGold Colombia S.A. (“ExpoGold”) and is subject to the Association Agreement between Miranda and ExpoGold that was announced on December 2, 2009.  Within 30 days of the project application being granted as the Pavo Real Concession, Miranda has the right to acquire 100% of the Pavo Real Concession from ExpoGold (the “Pavo Real Option Agreement”) by making the following payment and issuing shares of Miranda to ExpoGold:

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US$20,000 plus 100,000 shares upon signing the Pavo Real Option Agreement

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US$20,000 plus 100,000 shares within six months from the execution of the Agreement

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US$50,000 plus 100,000 shares at the first anniversary of the Agreement

To maintain the option, payments and issuance of shares increase incrementally each subsequent anniversary year of the Pavo Real Option Agreement.

Red Eagle will assume and be responsible for all payments and other obligations due from Miranda to ExpoGold under the Pavo Real Option Agreement including reimbursement for all costs associated with maintaining the Pavo Real Concession. Miranda will also be issued shares of Red Eagle on a share-for-share basis as reimbursement for the issuance of Miranda shares to ExpoGold.

Red Eagle is a private company, incorporated in British Columbia, with its head office in Vancouver. The Chairman and CEO of Red Eagle is Ian Slater who is also a director of Miranda.

Red Eagle is focused on the exploration and development of gold and base metal projects in Latin America. Miranda is excited to partner with an aggressive company such as Red Eagle and to have secured an exploration funding partner to advance the first project acquired under the Colombian exploration agreement.

The Pavo Real project is currently in application stage and this Letter of Intent is contingent upon ExpoGold being granted the mining concession and ExpoGold entering into the option agreement with Miranda. Miranda expects the license to be granted during the first quarter of 2010. The transactions described are subject to TSX Venture Exchange approval

Pavo Real lies within the department of Tolima 12.4 mi (20 km) south of the city of Ibague and 27.9 mi (45 km) southeast of AngloGold Ashanti’s La Colosa project. At Pavo Real 70 soil samples on three wide spaced lines define a 2,300 ft (700 m) long by 330 ft to 1,640 ft (100 m to 500 m) wide gold anomaly. The soil anomaly remains open in three directions. Of 62 rock samples taken from an area of limited exposure on the east edge of the soil anomaly, 31 samples are greater than 0.006 oz Au/t (0.200 g Au/t) and the average value of those samples is 0.12 oz Au/t (4.1g Au/t) with a high of  1.66 oz Au/t (57.0 g Au/t). Preliminary field work by Miranda at Pavo Real has shown that the gold mineralization is hosted by sandstones.  Regionally the property is near several gold-silver skarn deposits.  This, coupled with elevated bismuth and copper suggest that Pavo Real is intrusive related and may be classified as a distal skarn.

For more information on Colombia and the Pavo Real project visit http://www.mirandagold.com/s/Colombia.asp.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., NuLegacy Corporation and now Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.